UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

FORM 11-K

_________________________

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission File Number 01-34219

_________________________

DESTINATION XL GROUP, INC. 401(K) SALARIED SAVINGS PLAN

(Full title of the plan)

DESTINATION XL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

Plan Administrator

Destination XL Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Destination XL Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

June 25, 2015

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	December 31,
	2014	2013
Assets
Investments, at fair value (Notes 3, 4 and 5)	$39,386,168	$36,177,255

Receivables:
Employer contributions	1,201,112	1,170,977
Notes receivable from participants	955,723	794,878
	2,156,835	1,965,855

Total assets reflecting investments at fair value	41,543,003	38,143,110

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(80,132)	(84,549)

Net assets available for benefits	$41,462,871	$38,058,561

See accompanying notes to financial statements.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions:

Investment income:
Dividend income	$2,374,455

Interest income on notes receivable from participants	41,625

Contributions:
Participants	3,059,842
Employer	1,202,672
Rollovers	571,402
4,833,916

Transfers into the Plan (Note 1)	197,461
Total additions	7,447,547

Deductions:

Net depreciation in fair value of investments (Note 3)	294,532
Benefits paid to participants	3,320,544
Transfers out of the Plan (Note 1)	398,579
Administrative Fees	29,492
Total deductions	4,043,147

Net increase	3,404,310

Net assets available for benefits at beginning of year	38,058,561

Net assets available for benefits at end of year	$41,462,871

See accompanying notes to financial statements.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan

The following description of Destination XL Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Destination XL Group, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company’s Investment Committee (“Committee”), which is a committee comprised of members of management of the Company.  The Committee has overall responsibility for the operation and administration of the Plan.  The Committee, along with its investment advisors, has developed an investment policy to determine the appropriateness of the Plan’s investment offerings and monitors investment performance.

Eligibility

All salaried employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan.  After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from an hourly to salary status or vice versa.  Assets transferred to the Destination XL Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2014 were $398,579.  Assets transferred from the Destination XL Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2014 were $197,461.

Contributions

Each year, participants may contribute up to 80% of annual compensation as defined in the Plan.  The participants can elect their contributions to be on a before tax and/or after tax basis.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Additionally, participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Contributions are subject to certain Internal Revenue Code (“Code”) limitations.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Under the Safe Harbor Matching provisions permitted under the Pension Protection Act of 2006, the Company matches 100% of the participant’s elective deferral for the first 1% of eligible compensation plus 50% of the participant’s elective deferral for the next 5% of eligible compensation.  Additional amounts may be contributed at the discretion of the Company.

Automatic Enrollment

Each employee who has satisfied the eligibility requirements shall be automatically enrolled and shall have an amount equal to 5% of their compensation automatically deferred unless the employee affirmatively elects a different elective deferral contribution percentage (including a zero percent election).  Unless an eligible employee affirmatively elects not to contribute or changes his or her deferral rate, the pre-tax deferral will increase annually by 1% not to exceed 10%.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contribution, Plan earnings, and charged with an allocation of Plan expenses.  The Plan expenses are divided equally to all participants.  The benefits to which a participant is entitled are the benefits that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts plus actual earnings thereon, is based on each participant’s years of continuous service.  A participant is 100% vested after two years of credited service.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses.  At December 31, 2014 and 2013, forfeited non-vested accounts totaled $75,625 and $48,608 respectively.  In March 2015, $89,100 was used to reduce employer contributions.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, participants may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Participants may change their investment options at any time.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan.  Loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator at the inception of the loan (currently at prime rate plus 1.5%). Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a ten-year period.  Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Distributions can be made if requested due to disability, retirement, or termination of employment.  Upon termination of service for any reason, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less.  If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Beneficiaries may request a distribution of the vested account balance in the event of death.  The account balance will continue to increase or decrease, as appropriate, based on the investment returns until it is distributed.

A distribution can be deferred to a later date, however, it cannot be postponed if the vested account balance is $5,000 or less; in which case the Plan Administrator will direct the Trustee that any amount exceeding $1,000 be distributed to an Individual Retirement Account or Annuity (“IRA”).  If the vested account balance is $1,000 or less, the Plan Administrator will direct the Trustee to distribute it as a lump sum distribution without the participant’s consent.  Prior to such distribution, participants still have the right to request that the amount be distributed directly to them in the form of a lump sum payment or

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

to request that it be rolled-over to a different IRA provider or another retirement plan eligible to receive rollover contributions. If the participant fails to request a different treatment of an automatic distribution under the Plan’s cash-out provision, the distribution will be paid over to an IRA provider chosen by the Plan Administrator and invested in a product designed to preserve the principal of that distribution while still providing a reasonable rate of return and preserving liquidity.  The fees assessed against this newly established IRA by its provider will be paid by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

The Fidelity Advisor Stable Value Fund invests in fully benefit-responsive investment contracts which are reported at fair value (see Note 5); however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee.  See Note 5 for further discussion of fair value measurements.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2014 and 2013.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Unit Values

Individual participant accounts for the Fidelity Advisor Stable Value Fund, a common/collective trust fund, are maintained on a unit value basis.  Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund, but do have an interest therein represented by units valued daily.  The fund earns dividends and interest which are automatically reinvested in additional units.  Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Payment of Benefits

Benefits are recorded when paid.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company.  During 2014, there were no expenses paid by the Company.   Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net depreciation of fair value of investments.

Note 3 – Investments

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Mutual Funds	$(152,167)
Common Stock	(142,365)
$(294,532)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2014	2013
Fidelity Advisor Stable Value Fund *	$4,514,488	$4,357,437
JP Morgan Equity Index Select	4,166,416	**
Fidelity Advisor New Insights I	3,341,354	**
Fidelity Advisor Freedom 2035 I	2,575,525	**
American Century Mid Cap Value Fund Investor	2,522,673	**
JP Morgan Equity Index A	**	3,610,815
Fidelity Advisor New Insights A	**	3,444,545
PIMCO Total Return	**	2,127,070
Fidelity Advisor Freedom 2035 A	**	2,087,984
Fidelity Advisor Leveraged Company Stock Fund	**	1,988,254
Fidelity Advisor Freedom 2005 A	**	1,977,397

*     The amount represents contract value for this investment.

**   The Plan did not have any investment in this fund at Year end.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 4 – Non Participant Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the non participant directed investments is as follows:

	December 31,
	2014	2013
Net Assets:
Fidelity Advisor Stable Value Fund	$75,625	$48,608

Year Ended
December 31, 2014
Changes in Net Assets:
Dividend income	$332
Current year forfeitures	55,154
Contributions	2,365
Administrative Fees	(834)
Forfeitures used to reduce prior year employer match	(30,000)
$27,017

Note 5 – Fair Value Measurements

The Plan measures fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5 – Fair Value Measurements (continued)

Level 2Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust fund:  Valued at the NAV of units of a bank collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5 – Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap stock funds	$8,981,474	$—	$—	$8,981,474
Mid cap stock funds	4,482,009	—	—	4,482,009
Small cap stock fund	1,415,430	—	—	1,415,430
International stock funds	1,947,315	—	—	1,947,315
Target funds	14,207,559	—	—	14,207,559
Fixed income funds	3,010,886	—	—	3,010,886
Total mutual funds	34,044,673	—	—	34,044,673

Common stock:
Retail	746,875	—	—	746,875

Common/collective trust fund:
Fixed income fund	—	4,594,620	—	4,594,620
Total investments at fair value	$34,791,548	$4,594,620	$—	39,386,168

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5 – Fair Value Measurements (continued)

Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap stock funds	$8,123,795	$—	$—	$8,123,795
Mid cap stock funds	4,374,243	—	—	4,374,243
Small cap stock funds	1,426,222	—	—	1,426,222
International stock funds	2,109,438	—	—	2,109,438
Target funds	11,789,711	—	—	11,789,711
Fixed income funds	3,054,473	—	—	3,054,473
Total mutual funds	30,877,882	—	—	30,877,882

Common stock:
Retail	857,387	—	—	857,387

Common/collective trust fund:
Fixed income fund	—	4,441,986	—	4,441,986
Total investments at fair value	$31,735,269	$4,441,986	$—	$36,177,255

Note 6 – Common/Collective Trust Fund

The Fidelity Advisor Stable Value Fund is a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value.  The net asset value of the stable value fund is the fair market value of its underlying investments and contract value is principal plus accrued interest.  The Fidelity Advisor Stable Value Fund is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans.  The Fidelity Advisor Stable Value Fund’s investment objective is to seek preservation of capital and a competitive level of income over time.  To achieve its investment objective, the Fidelity Advisor Stable Value Fund invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendment to the Plan document (including complete or partial termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 6 – Common/Collective Trust Fund (continued)

withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with Plan participants is probable of occurring. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The common/collective trust fund has certain restrictions on withdrawals and transfers as follows:  withdrawals directed by the Company must be preceded by twelve months written notice to the Trustee, provided, however, that the Trustee may, in its discretion complete any plan-level withdrawals before the expiration of such twelve month period, withdrawals made in order to accommodate distribution to participants, whether in-service or following termination of employment, may be made on any business day; withdrawals made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed to a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

Note 7 – Related Party and Party-In-Interest Transactions

The Plan owned 136,790 and 131,099 shares of Destination XL Group, Inc. valued at $746,875 and $857,387 at December 31, 2014 and 2013, respectively.  Additionally, certain Plan investments are shares of mutual funds and units in the Fidelity Advisor Stable Value Fund managed by Fidelity Management Trust Company who is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net depreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 9 – Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the Code and, therefore, the related trust tax-exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the opinion letter.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.

There are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 10 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$41,462,871	$38,058,561
Adjustment from fair value to contract value for fully benefit-responsive investment contract	80,132	84,549
Net assets available for benefits per Form 5500	$41,543,003	$38,143,110

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 10 – Reconciliation of Financial Statement to Form 5500 (continued)

The following is a reconciliation of net depreciation in fair value of investments, dividend income, and interest income on notes receivable from participants for the year ended December 31, 2014 per the financial statements to Form 5500:

Net depreciation in fair value of investments, dividend income, and interest income on notes receivable from participants per the financial statements	$2,121,548

Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2014	80,132

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2013	(84,549)

Net depreciation in fair value of investments, dividend income, and interest income on notes receivable from participants per Form 5500	$2,117,131

Note 11 – Subsequent Event

On January 1, 2015, the Destination XL Group, Inc. 401(k) Hourly Savings Plan was merged into this Plan which was renamed to the Destination XL Group, Inc. 401(k) Savings Plan.

SUPPLEMENTAL SCHEDULE

Destination XL Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Shares/Units	Current Value
		(1)
Commingled funds held through Fidelity Investments:
	*Fidelity Advisor Stable Value Fund (2)		4,514,488	$4,594,620
Mutual Funds held through Fidelity Investments:
	Cash—interest bearing		—	1,251
	*Fidelity Advisor Freedom 2010 I		25,515	319,446
	*Fidelity Advisor Freedom 2020 I		146,272	1,935,176
	*Fidelity Advisor Freedom 2030 I		95,726	1,325,806
	*Fidelity Advisor Freedom 2040 I		121,291	1,721,126
	*Fidelity Advisor Freedom Income I		7,494	82,137
	*Fidelity Advisor New Insights I		123,070	3,341,354
	*Fidelity Advisor Freedom 2005 I		172,927	2,068,211
	*Fidelity Advisor Freedom 2015 I		53,525	670,135
	*Fidelity Advisor Freedom 2025 I		134,353	1,751,960
	*Fidelity Advisor Freedom 2035 I		194,673	2,575,525
	*Fidelity Advisor Freedom 2045 I		97,155	1,060,927
	*Fidelity Advisor Freedom 2050 I		50,092	542,495
	*Fidelity Advisor Freedom 2055 I		13,283	154,615
	Prudential Jennison Mid Cap Growth Fund		48,947	1,959,336
	MFS International Value Fund		15,091	500,101
	Invesco International Growth Fund		44,360	1,431,925
	Metropolitan West Total Return Bond Fund		189,463	2,067,044
	American Century Mid Cap Value Fund		153,354	2,522,673
	JP Morgan Equity Index Select		101,496	4,166,416
	Templeton Global Bond Fund		25,681	318,700
	Goldman Sachs Small Cap Value Fund		25,434	1,415,430
	American Beacon Bridgeway Large Cap Value Fund		61,999	1,473,704
	Blackrock Inflation Protected Bond Fund		24,561	264,276
	Pimco Income Fund		29,166	359,615
	Calamos Evolving World Growth Fund		1,185	15,289
Common Stock held through Fidelity Investments:
	* Destination XL Group, Inc.		136,790	746,875
				39,386,168
* Notes receivable from participants: 4.75%				955,723
				$40,341,891
*Indicates party-in-interest to the Plan.
(1) Cost information may be omitted for plan assets which are participant-directed.
(2) Includes $75,625 of non participant-directed, unallocated forfeitures for which historical cost approximates current value.

Index to Exhibits

23.1Consent of Independent Registered Public Accounting Firm

Signatures

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Destination XL Group, Inc. 401(k) Salaried Savings plan

By: /s/ Peter H. Stratton, Jr.
Peter H. Stratton, Jr., Senior Vice President and Chief
Financial Officer of Destination XL Group, Inc., the Plan Administrator

June 25, 2015